FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of June, 2004
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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	Crystallex International Corporation (the "Company") held an annual and special meeting of the holders of its common shares on Tuesday, June 1, 2004. At this meeting, the shareholders:

1.	Re-elected the following persons as the Company's directors:

	Robert A. Fung
        Michael J. H. Brown
	Todd Bruce
	C. William Longden
	David I. Matheson
	Harry J. Near
	Marc J. Oppenheimer
	Johan C. van't Hof
	Armando F. Zullo

Mr. Matheson is partner to the firm of McMillan Binch Barristers & Solicitors, which commenced providing legal services to the Company in 2003.

2.	Approved the appointment of Deloitte & Touche, Chartered
Accountants, as auditors of the Company at a remuneration to be fixed by the Board of Directors.

3.	Passed a resolution to amend the Company's Share Option Incentive
Plan to increase the number of the Company's common shares issuable thereunder from 10,500,000 to 13,500,000.


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For Immediate Release

June 1,2004

	   Crystallex Updates Shareholders at Annual Meeting

TORONTO, ONTARIO, June 1, 2004 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported that shareholders represented at the Annual General Meeting of Crystallex International Corporation held this morning in Toronto approved all motions presented to the Meeting including the appointment of Deloitte & Touche LLP as the Company's auditors, the election of the Board of Directors as presented by the Company, and an increase in the number of shares authorized for issuance under Crystallex's Share Option Incentive Plan from 10,500,000 to 13,500,000.

Following the formal business meeting, Todd Bruce, the President and CEO of Crystallex and Dr. Ken Thomas, Chief Operating Officer, gave a joint presentation outlining the Company's activities during the previous year and reviewed its development plans for the Las Cristinas properties in Bolivar State, Venezuela. The Company has commenced the development of the Las Cristinas properties in accordance with its mining operation agreement with Corporacion Venezolana de Guayana ("CVG"). The webcast presentation of the Meeting can be viewed on the Crystallex website at www.crystallex.com or by accessing the link http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=823900

Mr. Bruce commented: "I am very pleased to report to our shareholders Crystallex's accomplishment of a number of important goals during the past year. We have committed ourselves to the necessary preparations to build and operate Las Cristinas and the Company has met and exceeded its obligations to date under its agreement with the CVG. We are well into the development and permitting process. In 2003 and 2004, Crystallex successfully recruited outstanding senior management in order to secure the Company's capacity to develop and operate a major gold project of the calibre of Las Cristinas.
We have demonstrated our ability to raise equity capital, and fulfilled our commitment to inject needed capital into our ongoing operations. Crystallex pledged a concerted effort to reduce its outstanding hedge positions and it has performed, reducing its forward sale and call option contracts by approximately 122,000 ounces during 2003 and by a further 102,000 ounces during 2004 to date. Remaining contracts stand at 248,000 ounces as of May 31, 2004, and the Company intends to continue its policy of reducing hedge commitments through maximizing production and opportunistic buying of gold."

Crystallex also confirmed that, while former President and CEO, Marc J. Oppenheimer will remain a director of the Company, he will no longer serve as Vice-Chairman. Mr. Bruce added: "I am very appreciative of Marc's efforts in expediting a smooth transfer of relationships within the Company and in Venezuela, and look forward to his continuing input at the Board." In May, Crystallex completed arrangements whereby Mr. Oppenheimer's employment contract was terminated effective April 1, 2004. Mr. Oppenheimer received approximately US$1.3 million representing payment of three years base salary and related benefits as provided by his employment contract. Crystallex further announced the appointment of Dan Hamilton C.A. as Vice-President, Controller of the Company, and John Binns as Vice-President, Environment. Both Mr. Hamilton and Mr. Binns had previously worked with Crystallex in a consulting capacity.



About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.


For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource," "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For
United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.




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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   June 2, 2004     		     	   By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature